

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 22, 2019

Aneliya Crawford, Esq.
Partner
Schulte Roth & Zabel LLP
New York, New York 10022

Re: Argo Group International Holdings, Ltd.
DFAN14A filed by Voce Catalyst Partners LP, et al.
Filed May 21, 2019
File No. 001-15259

Dear Ms. Crawford:

We have reviewed the above-captioned filing, and have the following comment. Our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

1. The press release attached as exhibit 99 indicates that Voce has decided to cease soliciting proxies. Voce then encourages shareholders to follow its "lead and withhold their votes on the Company's card." Contrary to Voce's representation that it ceased soliciting proxies, however, its encouragement that shareholders withhold votes nevertheless still constitutes a solicitation as defined in Rule 14a-1(l)(1)(iii). Please confirm for us that Voce will cease and desist from all future soliciting activities.

2. The press release further indicates that Voce appreciates "the support" it has received from fellow shareholders. The form of proxy attached to Voce's definitive proxy statement that Voce presumably distributed to these same supportive shareholders represented that the "PROXY WILL BE VOTED AS DIRECTED." We are unaware of any reasonably specified conditions to which Voce's undertaking to vote as directed was qualified. Please advise us why the press release was seemingly silent with respect to any executed proxies that it has received during this solicitation. Alternatively, please advise us what plans, if any, Voce has with respect to alerting shareholders what actions they need to take to vote at the Argo Annual Meeting. See Rule 14a-4(e) and Rule 14a-9.

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We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions